Wilton Reassurance Life Company of New York

April 5, 2022

VIA EDGAR and E-MAIL

Sonny Oh

Senior Counsel, Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-8629

Re:	Response to SEC Staff Comments on

Post-Effective Amendment No. 1 to the Registration on Form N-6

SEC File Nos. 333-260638 and 811-21250

Allstate Life of New York Variable Life Separate Account A (Registrant)

Wilton Reassurance Life Company of New York (Depositor)

Dear Mr. Oh:

On behalf of the above-referenced Registrant, below are responses to Staff comments received orally on Wednesday, March 30, 2022 on the registration statement noted above.

Prospectus

1.	Comment: Please conform the name of the product on the front cover page to the class identifier in EDGAR.

Response: We have done so.

2.	Comment: Please conform the name of the separate account on the front cover to the series identifier in EDGAR.

Response: The series identifier in EDGAR has been updated to use the unabbreviated name of the separate account.

3.	Comment: Remove the Rule 30e-3 legend since it is no longer necessary.

Response: We have done so.

4.	Comment: Under Transaction Charges on the Key Information Table remove the footnote.

Response: We have done so.

5.

Comment: Under Restrictions on the Key Information Table, make sure the first sentence is accurate regarding Sub-Accounts not available depending on the date purchased and closed. If accurate please reflect appropriately in Appendix A.

Response: Currently no Sub-Accounts are closed or restricted so these sentences were deleted.

6.	Comment: Under Restrictions on the Key Information Table delete the last paragraph.

Response: We have done so.

7.	Comment: Under Taxes on the Key Information Table please update to include all of the information required in Item 2., Instruction 5 to Form N-6.

Response: We have done so.

8.	Comment: In the discussion of the effect of loans on cumulative premium requirements at the top of page 10, please include the Coverage Guarantee Rider if appropriate.

Response: We have done so.

9.	Comment: Please edit the Coverage Guarantee Rider description on page 10 to provide a concise description.

Response: We have done so.

10.	Comment: Fee Table, Transaction Fees, Premium Expense Charge. Add “Maximum” before “Premium Expense Charge” in the first column and remove “Maximum:” from Amount Deducted column.

Response: We have done so.

11.

Comment: Fee Table, Periodic Charges. Please confirm the Administrative Expense Charge is accurately reflected as a flat charge. If it varies by policy owner characteristics, it should be appropriately updated.

Response: The Administrative Expense Charge doesn’t vary by policy owner characteristics. We have updated the disclosure to include the fee for amounts in excess of $100,000.

12.	Comment: Page 14, Policy Lapse, please include discussion of the Coverage Guarantee Rider if appropriate.

Response: We have done so.

13.	Comment: Page 15, under heading Wilton Reassurance Life Company of New York include the full address of the depositor.

Response: We have done so.

14.	Comment: Page 15, under heading General Account and Financial Condition of Wilton

Reassurance Life Company of New York, remove reference to prospective Policy Owners since this product is no longer sold.

Response: We have done so.

15.	Comment: Page 18, Loans. Please provide the loan credited rate from the policy.

Response: We have done so.

16.	Comment: Page 21, General Description of the Policy. Consider adding a brief description regarding changes to face amount in this section.

Response: After careful consideration, the Company has respectfully elected not to add information regarding changes to face amount in this section as it is addressed in the Death Benefit section.

17.	Comment: Page 22, The Fixed Account. Please add the phrase “or restrictions of these acts” at the end of the second sentence.

Response: We have done so.

18.	Comment: Page 26, Application of the Policy. Briefly describe the factors that determine the amount of any required premiums.

Response: We have done so.

19.	Comment: Page 26, Premium Payments. Disclose the risk of lapse if insufficient premium is paid.

Response: We have done so.

20.	Comment: Page 33, delete the last sentence under the General heading as it is not required.

Response: We have done so.

21.	Comment: Page 33, Optional Benefit Table, Primary Insured Term Rider. Delete the second sentence under Purpose as it is included in the Brief Description of Restrictions or Limitations column.

Response: We have done so.

22.	Comment: Page 34, Standard Benefit Table, Overloan Protection Rider. Please verify whether additional loans are permitted and conform the language as necessary.

Response: We verified additional loans are permitted and have adjusted the language in the Standard Benefit Table accordingly.

23.

Comment: Page 34, Standard Benefit Table, Dollar Cost Averaging. Please verify the information about the Fixed Account in the Purpose column and the information in the Brief Description of Restrictions or Limitations column and if accurate, please include in the discussion on page 37.

Response: A full description of Dollar Cost Averaging is provided under Transfers as noted in Item 8(b)(2) of the form N-6 instructions. We will remove from the Standard Benefit Table to keep the description concise and in a single location.

24.

Comment: Page 34, Standard Benefit Table, Portfolio Rebalancing. Please verify the information in the Brief Description of Restrictions or Limitations column and if accurate, please include in the discussion on page 37.

Response: A full description of Portfolio Rebalancing is provided under Transfers as noted in Item 8(b)(2) of the form N-6 instructions. We will remove from the Standard Benefit Table to keep the description concise and in a single location.

25.	Comment: Page 38, Settlement Options, Option A. Please include disclosure to explain what happens if the payee dies.

Response: We have done so.

26.	Comment: Page 38, Settlement Options, Option B. Please clarify the option specifically as to no guarantee period being selected and if this is appropriately Option B.

Response: Language was clarified for the Life Income Guaranteed Period Certain option to add a Life Income option.

27.	Comment: Page 41, Lapse. Please include discussion of the Coverage Guarantee Rider if appropriate.

Response: We have done so.

28.	Comment: Page 41, Effect of Lapse. Please include discussion of the Coverage Guarantee Rider as appropriate.

Response: We have done so.

29.	Comment: Page 46, Financial Statements. Please include the registrant name for the incorporated financial statements and verify the hyperlink.

Response: We have done so.

30.	Comment: Appendix A. Please confirm the website addresses.

Response: For a transition period ALNY will continue to administer the contracts. ALNY’s website address will continue to be the appropriate contact information for Contract Owners.

31.	Comment: Appendix A. Please remove the last paragraph on the first page above the table and the paragraph after the table to conform to N-6 Form instructions.

Response: We have done so.

32.

Comment: Appendix A. Portfolio Company Table. If applicable, identify each Portfolio Company subject to an expense reimbursement or fee waiver arrangement and provide a footnote stating that their annual expenses reflect temporary fee reductions.

Response: The fund table will be updated closer to the May 1st effective date once we have received information from the fund companies. The footnote language is provided.

33.	Comment: Appendix A. Portfolio Company Table. Indicate if investments in any of the Portfolio Companies are restricted.

Response: Currently no Sub-Accounts are closed or restricted.

Statement of Additional Information Merger Supplement

34.	Comment: Depositor. In the second paragraph use the defined term for the depositor.

Response: We have done so.

35.	Comment: Registrant. Provide the jurisdiction and form of the entity for the registrant.

Response: We have done so.

36.	Comment: Confirm there are no Services to be disclosed as defined under Item 22 of Form N-6.

Response: There are no services to be disclosed that are not described in response to some other item of the form.

37.	Comment: Allocation of Premiums. Remove reference to underwritten premium as the product is no longer being sold.

Response: We have done so.

38.	Comment: Underwriters. Please update the years and corresponding disclosure reflected in the commission and other payment tables.

Response: We have done so.

39.	Comment: Financial Statements. Please include the registrant name for the incorporated financial statements and verify the hyperlink.

Response: We have done so.

Part C

40.	Comment: Please move the hyperlinked incorporated by reference footnotes to the corresponding exhibit in Item 30.

Response: We have done so.

41.	Comment: Please update (h) Fund Participation Agreements to the executed form rather than a “form of” the agreement.

Response: We have done so.

42.	Comment: Please add a hyperlink for all the Powers of Attorney associated with this filing.

Response: We have done so.

43.	Comment: If Item 35 is covered in the N-CEN, it can be omitted.

Response: Item 35 is covered in the N-CEN and omitted here.

44.	Comment: Please update the signature of Registrant to make clear it is being signed by the Depositor as shown in the Form N-6 instructions.

Response: We have done so.

45.	Comment: Please update the signature line for the senior officer and directors to more clearly indicate signature by the power of attorney.

Response: We have done so.

If you have any questions, please call me at (319) 491-8364.

Very truly yours,

/s/ Karen Carpenter

Karen Carpenter